PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE

LAND USE PERMIT EXTENSION APPROVED APPOINTMENT OF CHIEF FINANCIAL OFFICER

Vancouver, British Columbia, January 31st, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) is pleased to report the Mackenzie Valley Land and Water Board has granted a two year extension to Canadian Zinc’s Land Use Permit for  mineral exploration on the Prairie Creek Property in the Northwest Territories.

The Land Use Permit (MV2004C0030) was originally issued in May 2006 for a term of five years, entitles the Company to conduct diamond drilling exploration activities throughout the 3,400 hectare Prairie Creek Property, along with utilizing support services from the existing Prairie Creek mine site.  A number of diamond drilling exploration campaigns have been completed under this permit, the most recent being the 2010 exploration program.  The Company applied for an extension and has been granted a two year renewal of the Permit, which now expires May 10, 2013.

Renewal of this Land Use Permit enables the Company to move ahead with its drilling exploration activities. The 2011 program is designed to further test the area located 1.5 kilometres north of the last drill hole that is within the defined mineral resource, where the host geology is believed to extend deeper to the north.

The Company raised $2.5 million in Flow-Through financing, as announced on December 23, 2010, for the planned drilling exploration activities at Prairie Creek. It is expected that drilling will recommence when the site opens this spring.

Appointment of Chief Financial Officer and Grant of Options

Canadian Zinc is pleased to announce the appointment of Trevor Cunningham CMA as Vice President Finance and Chief Financial Officer of the Company.

Mr. Cunningham, who will be based in Vancouver, is a Certified Management Accountant of British Columbia and has previously been employed in various financial positions by a number of mineral resource companies.  He has been granted employee stock options on 300,000 shares, vesting over two years, exercisable at $0.71 per share for five years.

About the Prairie Creek Mine

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine towards production. The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of
5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. Applications for permits to put the Mine into production are currently undergoing environmental assessment by the Mackenzie Valley Environmental Impact Review Board.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com